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                              May 25, 2021

       Peter Kelly
       Chief Financial Officer
       NXP Semiconductors N.V.
       60 High Tech Campus
       Eindhoven Netherlands 5656 AG

                                                        Re: NXP Semiconductors
N.V.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 001-34841

       Dear Mr. Kelly:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Financial Statements
       Notes to Consolidated Financial Statements
       Note 18 Share-based Compensation
       Stock Options, page 104

   1. Please explain to us why you believe it is appropriate to use the simplified method to estimate the expected
term of your option awards. Please also tell us when you expect sufficient historical
information to be available in order to determine the expected life assumptions. Refer to
SAB Topic 14:D.2.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peter Kelly
NXP Semiconductors N.V.
May 25, 2021
Page 2

      You may contact Heather Clark at 202-551-3624 or Martin James, Senior Advisor, at
202-551-3671 with any questions.



FirstName LastNamePeter Kelly                           Sincerely,
Comapany NameNXP Semiconductors N.V.
                                                        Division of Corporation
Finance
May 25, 2021 Page 2                                     Office of Manufacturing
FirstName LastName